Exhibit 99.2

Curaleaf to Report Fourth Quarter and Fiscal Year End 2022 Financial and Operational Results

NEW YORK, Mar. 6, 2023 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today announced that it will report its financial and operating results for the fourth quarter and fiscal year ended December 31, 2022 before market open on March 28, 2023.

Management will host a conference call and audio webcast that morning at 8:30 a.m. ET consisting of prepared remarks followed by a question and answer session related to the Company’s operational and financial highlights.

Event:	Curaleaf Fourth Quarter 2022 Financial Results Conference Call

Date:	Tuesday, March 28, 2023

Time:	8:30 a.m. ET

Live Call:	+1-844-512-2926 (U.S.), +1-416-639-5883 (Canada) or +1-412-317-6300 (International)

Passcode:	7713604

Webcast:	https://ir.curaleaf.com/events

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until April 4, 2023, and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1-412-317-0088 (International) and entering replay pin number: 1100731

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 147 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Relations Website: https://ir.curaleaf.com/

Investor Contact:
Curaleaf Holdings, Inc.

 Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.

Jordon Rahmil, Sr. Director Corporate Communications

media@curaleaf.com

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